Exhibit 99.1

E-Home Household Service Holdings Limited Announces Extraordinary General Meeting Result on Share Consolidation

FUZHOU, China, February 9, 2024 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, today announced that at an extraordinary general meeting of the Company held on February 6, 2024, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”), its shareholders approved resolutions that would result in a share consolidation of five issued and unissued ordinary shares with par value of US$0.2 each in the Company’s issued and unissued share capital into one share with par value of US$1 (the “Share Consolidation”). The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “EJH” on February 14, 2024. The new CUSIP number for the Company’s ordinary shares post-consolidation is G2952X138. The Company's shareholders will receive one post-consolidation ordinary share for every five pre-consolidation ordinary shares held by them. Immediately after the Share Consolidation, each stockholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and all such fractional shares will be round up to the nearest whole number of shares following or as a result of the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e-home”, provides integrated household services, including 1) installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, confinement nurse and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Hospital care; 5) Nanny delivery platform.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, confinement nurse, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning industries; 2) online and offline sales of medicine and health food (including nannies and nursing workers); 3) training on nannies and nursing workers to engage in health care in physical stores; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of “solving every issue of customers with heart”, and to the code of conduct of “doing everything well with heart”. The Company aims to set the benchmark of the household service industry. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086